SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 000-50637

NOTIFICATION OF LATE FILING

(Check One):
[  ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [X] Form 10-Q   [  ] Form N-SAR

       For Period Ended: June 30, 2006

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K

       For the Transition Period Ended:  N/A

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I.  REGISTRANT INFORMATION

Full name of registrant: CHINA PROPERTIES DEVELOPMENTS, INC.

Former name if applicable:  N/A

Address of principal executive office (Street and number):

89 CHANG’AN MIDDLE ROAD, YANGMING INTERNATIONAL TOWER, 26TH AND 27TH FLOORS

City, State and Zip Code:

XI’AN, CHINA

PART II.  RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]  (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]  (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant has not been able to compile the requisite financial data and other narrative information necessary to enable it to have sufficient time to finalize the Registrant's Form 10-QSB by the required filing date, without unreasonable effort or expense.

PART IV.  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                        Name: Shuo (Steven) Lou
                        Area Code and Telephone number: 86-29-8525-7560

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?  If the answer is no, identify report(s).     [X] Yes  [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     [  ] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CHINA PROPERTIES DEVELOPMENTS, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2006                             By:   /s/ Shuo (Steven) Lou
                                                                Name: Shuo (Steven) Lou
                                                                Title:   Chief Financial Officer

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).